

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2018

Ron Cohen, M.D.
President and Chief Executive Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, New York 10502

  Re: Acorda Therapeutics, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed March 1, 2018 and Amended on March 9, 2018
   File No. 001-31938

Dear Dr. Cohen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance